Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

07024544

June 1, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mt

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

dlw 6/20

Man Group plc – Voting Rights and Capital

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its issued listed share capital with voting rights at close of business on 31 May 2007 comprises 1,902,138,597 Ordinary Shares of 3 US cents each fully paid.

The above figure of 1,902,138,597 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the FSA's Disclosure and Transparency Rules.

Contact name: Barry Wakefield FCIS

Contact telephone number: 0207 144 1735

Notification is given pursuant to Disclosure Rule 3.1.4R(1)(a) and Section 328 Companies Act 1985 (Disclosure Rule 3.1.4R(1)(b)) that on 31st May 2007 the security interest of the Employee Trust was decreased by 500,046 shares for nil consideration. The Employee Trust now has a security interest over 346,392 shares of 3 US cents each in Man Group plc.

Executive Directors of the Company are deemed to be interested in the 346,392 shares over which the Employee Trust holds a security interest.

Man Group plc today confirms that a Registration Statement relating to the proposed Initial Public Offering of MF Global has been filed with the United States Securities and Exchange Commission. This notice does not constitute an offer of any securities for sale.

Peter Clarke, Chief Executive of Man Group, said: "The official registration of the IPO for MF Global is a further step towards the separation of the brokerage business which we have said we expect to take place in the third quarter of 2007. This is a logical next step in the evolution of our business and focus on shareholder value."

Enquiries

Man Group plc 020 7144 1000

ABOUT MAN

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

The Group employs over 4,500 people in 16 countries, with key centres in London, Pfäffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   Man Group plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: (X)

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Legal & General Group Plc (L&G)

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Legal & General Assurance (Pensions Management) Limited (PMC)

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   29/05/2007

6. **Date on which issuer notified:**
   30/05/2007

7. **Threshold(s) that is/are crossed or reached:**
   From 5% to 4% (L&G)

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B16BRD58	95,266,892	95,266,892

Resulting situation after the triggering transaction (vii)

Class/type of shares if **Number of shares** **Number of voting rights** (ix) **% of voting rights**

possible using the ISIN CODE

	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B16BRD58	94,708,573	94,708,573		4.97	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
94,708,573	4.97

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (104,731,931 – 5.50% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (104,731,931 – 5.50% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (104,731,931 – 5.50% = Total Position)

Legal & General Group Plc (Direct) (L&G) (94,708,573 – 4.97% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (61,775,349 – 3.24% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (61,775,349 – 3.24% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using the total voting rights figure of 1,902,138,597

14. Contact name:
Barry Wakefield FCIS

15. Contact telephone number:
020 7144 1735

END